EXHIBIT 99.2

Valneva Reports Full Year 2022 Revenue and Cash, Provides First 2023 Guidance

Total revenues of €361.3 million in 2022 were ahead of previously communicated guidance of €340 million to €360 million1 (compared to €348.1 million in 2021)

  Driven by Product Sales of €114.8 million (82.3% increase compared to 2021), including
  €85.2 million of travel vaccine sales and €29.6 million of COVID-19 vaccine sales
  €246.5 million of Other Revenues mainly driven by revenue recognition related to previous COVID-19 vaccine supply agreements

Strong cash position of €289.4 million at December 31, 2022

  Raised over €190 million in equity:
    €102.9 million of gross proceeds from an upsized global offering2 in a challenging economic environment
    €90.5 ($95) million equity investment by Pfizer
  Included drawing of a total of $40 million from Deerfield & OrbiMed loan agreement3

Full year 2023 sales guidance

  €130 million to €150 million product sales, including marginal COVID-19 vaccine sales under an existing supply agreement with the Kingdom of Bahrain

Saint-Herblain (France), February 16, 2023 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA) a specialty vaccine company, today reported its revenue and cash balance for the full year 2022 and provided first full year 2023 sales guidance. The Company will report its 2022 audited consolidated financial statements on March 23, 2023.

Peter Bühler, Valneva’s Chief Financial Officer, commented, “In 2022, Valneva successfully executed on key strategic objectives despite a difficult economic environment. After achieving clinical and regulatory success, we decided to wind-down our COVID-19 activities and focus on our lead programs. We were agile in reactivating production of our commercial vaccines to capitalize on the travel industry recovery. We also managed to strengthen our cash and our shareholder base, attracting leading investors and maintaining the support of our existing shareholders. With close to €290 million in cash, we entered 2023 in a strong position to support expected commercial growth and R&D programs.”

Revenues
Valneva’s total revenues were €361.3 million in 2022 compared to €348.1 million in 2021, an increase of 3.8%.

Valneva’s total product sales reached €114.8 million in 2022 compared to €63.0 million in 2021, an increase of 82.3%. This was driven by a continued recovery of travel vaccine sales that surpassed expectations (€85.2 million vs. guidance of €70 to €80 million) complemented by COVID-19 vaccine sales in Europe and Bahrain (€29.6 million). On a constant exchange rate (CER) basis, product sales increased by 66.7% in 2022 as compared to 2021.

IXIARO®/JESPECT® sales were €41.3 million in 2022 compared to €45.1 million in 2021, a decrease of 8.4% (18.6% at CER), driven by lower sales to the U.S. Department of Defense. This decrease was partly offset by the significant recovery of the private travel markets, with IXIARO®/JESPECT® private sales reaching €28.8 million in 2022 compared to €7.1 million in 2021.

DUKORAL® sales were €17.3 million in 2022 compared to €2.4 million in 2021, an increase of 610.3% (629.2% at CER), also benefitting from the significant recovery in the private travel markets.

Third Party product sales grew to €26.5 million in 2022 compared to €15.4 million in 2021, an increase of 72.1%.

Other Revenues, including revenues from collaborations, licensing and services, amounted to €246.5 million in 2022 compared to €285.1 million in 2021. These were mainly driven by revenue recognition related to previous COVID-19 vaccine supply agreements.

Liquidity
Cash and cash equivalents were €289.4 million as of December 31, 2022, compared to €346.7 million as of December 31, 2021. This included €102.9 million of gross proceeds from an upsized global offering completed in October 2022, €90.5 ($95) million from an equity investment by Pfizer completed in June 2022 as well as drawing of a total of $40 million from the Deerfield & OrbiMed loan agreement.

About Valneva SE
Valneva is a specialty vaccine company focused on the development, manufacturing and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to commercialize three vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease and the chikungunya virus.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 investors@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to expected total revenues and product sales for full fiscal year 2023. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be indicative of future results. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, the ability to obtain or maintain patent or other proprietary intellectual property protection, the cancellation of existing contracts, including but not limited to the HMG Supply Agreement, and the impact of the COVID-19 pandemic, the occurrence of any of which could substantially harm Valneva’s business, financial condition, prospects and results of operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in this press release as of the date hereof and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

1 Valneva Reports Nine-Month 2022 Results and Provides Corporate Updates - Valneva
2 Valneva Announces Closing of Upsized €102.9 Million Global Offering - Valneva
3 Valneva Announces Upsized Financing Arrangement with Leading US Healthcare Funds Deerfield and OrbiMed - Valneva